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ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial: (856) 661-2265
Email: mark.roderick@flastergreenberg.com

April 6, 2017

Sent by Email Only

Thomas Kluck, Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:  KluckT@sec.gov

Re:	Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Submitted December 1, 2016
File No. 024-10649

Dear Mr. Kluck:

This is in response to your letter of March 10, 2017, a copy of which is enclosed for your reference. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Offering Circular Cover Page

Your Question #1

We note your response to comments 2 and 8 of our letter dated December 29, 2016. When you have formalized the agreement, please revise to identify the escrow agent and file the agreement in accordance with Item 601(b)(4) of Regulation S-K.

Our Response:

We acknowledge this comment and will revise the Offering Circular to identify the escrow agent and file the escrow agreement once it has been formalized.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
April 6, 2017

Your Question #2

We note your response to comment 3 of our letter dated December 29, 2016 and your revised disclosure on the cover page that you may periodically raise or lower the price of the Series A Investor Shares through “filing a supplement to the Offering Circular.” Please clearly disclose on the cover page that you will file a supplement or an amendment as disclosed on page 40.

 Our Response

We have revised the cover page of the Offering Circular to disclose that we will file a supplement or amendment to the Offering Circular to reflect periodic increases or decreases in the price of the Series A Investor Shares.

The Fund

Investment Strategy

Summary of Investment Strategy, page 16

Your Question #3

We note that your revised summary discloses quantitative performance information regarding prior projects. Please remove this quantitative disclosure from the summary section. We note that this quantitative disclosure is explained elsewhere with additional information.

Our Response

We have revised the Offering Circular to remove the above-referenced quantitative performance information regarding prior projects.

Impact Investing, page 18

Your Question #4

Please clarify if you are a member of Global Impact Investing Network.

Our Response

In response to this comment, we have revised the Offering Circular to note that neither the Fund nor its Sponsor is a member of Global Impact Investing Network.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
April 6, 2017

Our Competitive Advantages, page 20

Your Question #5

We note your disclosure that your management has more than 100 combined years of experience. Please revise to provide each individual’s experience as it is not appropriate to aggregate experience.

Our Response

In response to this comment, we have revised the Offering Circular to remove this disclosure. We note further that information regarding each individual’s experience is set forth in the “Our Management Team” section of the Offering Circular.

Security Ownership of Management, page 34

Your Question #6

We note your response to comment 1 of our letter dated December 29, 2016. Please identify the natural persons with voting or dispositive control over the company´s securities. Please refer to Item 403 of Regulation S-K for guidance.

Our Response

We have revised the Offering Circular to disclose in the section titled “Security Ownership of Management” that, as of the date of the Offering Circular, all of the Fund’s common shares are beneficially owned by the Fund’s Manager, Impact Housing REIT Manager, LLC, which is controlled by its manager, Edward P. Lorin (the principal of our Sponsor).

Appendix A, Results of Prior Projects, page 70

Your Question #7

We note your response to comment 11 of our letter dated December 29, 2016. For those programs where there was only one investor, please advise if that investor acted in a passive or active capacity. We may have further comment.

Our Response

For those programs where there was only one investor, such investor acted in a passive capacity.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
April 6, 2017

Table III – Operating Results, pages 79-86

Your Question #8

Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

Our Response

In response to this comment, we have revised Table III of our prior performance tables to correspond to the guidance in Appendix II of Industry Guide 5 and the disclosure format and other guidance provided in CF Disclosure Guidance Topic No. 6.

Table IV – Completed Projects, pages 87-93

Your Question #9

Please provide the disclosure as set forth in CF Disclosure Guidance Topic No. 6, e.g., for each of the projects, please provide the annualized return on investment as calculated in Disclosure Guidance Topic No. 6.

Our Response

In response to this comment, we have revised Table IV of our prior performance tables to provide the disclosures set forth in CF Disclosure Guidance Topic No. 6.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:	Edward P. Lorin, CEO (sent via email with enclosures)